ENDORSEMENT APPLICABLE TO
                   SPECIAL MONEY MARKET DOLLAR COST AVERAGING


This Endorsement is part of your Contract, and the same definitions apply to the capitalized terms used herein. The benefit described in this Endorsement is subject to all the terms contained in your Contract, except as modified below.

The term "Contract" as used in this Endorsement applies to either a Contract or Certificate.

In this Endorsement, "we", "our", and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner.

SPECIAL MONEY MARKET DOLLAR COST AVERAGING PROGRAM

Under the Money Market Dollar Cost Averaging Program you allocate under [Allocation Option A], all or any portion of your Contribution, or under [Allocation Option B], all of your Contribution to an account for the program. The minimum initial amount that you may allocate to the Money Market Dollar Cost Averaging Program is [$2,000.] You may elect to make subsequent Contributions to an existing Money Market Dollar Cost Averaging Program [in the first Contract Year]. The minimum subsequent Contribution amount that may be made to an existing program is [$250.] Amounts will be transferred [monthly] over a [three, six or twelve ] month period from the account to the other Investment Options based on the percentages you selected at the start of the Money Market Dollar Cost Averaging Program. Subsequent Contributions to an existing Money Market Dollar Cost Averaging Program will not extend the expiration date of that program. Your transfer percentages must comply with the Investment Option Allocation Limits shown in your Contract. Under [Allocation Option B] your allocation instructions for the Money Market Dollar Cost Averaging Program will be the same as your allocation instructions we have on file for your Contract.

You may have only one dollar cost averaging program in effect at any given time. At the expiration of the Money Market Dollar Cost Averaging Program, you may start a new program [in the first Contract Year].


TRANSFER RULES

You may not transfer Annuity Account Value into the Money Market Dollar Cost Averaging Program. [Amounts transferred into the Guaranteed Interest Option may not exceed any limits described in the Data Pages.] Any request by you to transfer amounts


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out of the [Money Market Dollar Cost Averaging Account], other than your regularly scheduled transfers to the Investment Options as part of the Money Market Dollar Cost Averaging Program, will terminate that Money Market Dollar Cost Averaging Program. Any amount remaining in the [Money Market Dollar Cost Averaging Account] after such a transfer will be transferred to your other Investment Options according to your then current allocation instructions.


EFFECT OF WITHDRAWALS

Any withdrawal from the [Money Market Dollar Cost Averaging Account] while participating in the Money Market Dollar Cost Averaging Program will terminate that Money Market Dollar Cost Averaging Program. Any amounts remaining in the [Money Market Dollar Cost Averaging Account] after such a withdrawal will be transferred to your other Investment Options according to your then current allocation instructions.


AXA EQUITABLE LIFE INSURANCE COMPANY

/s/Christopher M. Condron               /s/Karen Field Hazin
-------------------------               -------------------------------------
Christopher M. Condron                  Karen Field Hazin, Vice President,
President and Chief Executive Officer   Secretary and Associate General Counsel


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